Buffalo Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 26, 2012

VIA EDGAR TRANSMISSION

Ms. Cindy Rose
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Buffalo Funds (the “Trust”)
Securities Act Registration No: 333-56018
Investment Company Act Registration No: 811-10303

Dear Ms. Rose:

This correspondence is being filed in response to the oral comments provided to Rachel Spearo of U.S. Bancorp Fund Services, LLC on November 15, 2012 regarding your review of the Trust’s annual report on Form N-SAR filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 30, 2012.  For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

1.	The Staff notes that the Trust’s future filings on Form N-SAR should include the Form’s facing page with the Trust’s Investment Company File number.

The Trust responds respectfully by stating that the current electronic filing system for Form N-SAR filings on EDGAR does not permit the inclusion of a separate form cover.  The first lines of the answer files for the Trust’s Form N-SAR filings include the information required on the facing page of Form N-SAR.

2.
The Staff notes that the Report of the Independent Registered Public Accounting Firm included with the Trust’s Form N-SAR filed on May 30, 2012 does not include the name or signature of the accounting firm.  The Staff requests that the Trust file an amendment to the Form N-SAR to include a signed copy of the accountant’s report.

The Trust responds by undertaking to file an amendment to the Form N-SAR filed on May 30, 2012 to include a signed copy of the Report of the Independent Registered Public Accounting Firm.

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Rachel A. Spearo
Rachel A. Spearo, Esq.
Secretary
Buffalo Funds